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Exhibit 4.5

ADDITIONAL FACILITY

PARTIES:

  1.
  Euro Disney S.C.A. (acting on behalf of the members of the Euro Disney Group) with its registered office at Route Nationale 34, Immeubles Administratifs, Chessy (77777), France

  2.
  The Walt Disney Company ("TWDC"), with its principal office at 500 South Buena Vista Street, Burbank, California 91521

WHEREAS:

  (A)
  It is necessary to implement measures intended to restore, on a long-term basis, the financial situation of the Euro Disney Group, and, to t that end, the Euro Disney Group and its Creditors have decided to allow a limited period for this negotiation, which period shall terminate on March 31, 2004 (the "Period");

  (B)
  As a result of the foregoing, Euro Disney S.C.A. has requested the Creditors to waive, during the Period., their right to accelerate the loans extended by them due to the occurrence of certain events that could constitute Events of Default or Potential Events of Default;

  (C)
  TWDC has agreed to cover the cash needs of the Euro Disney Group during the Period by making available an additional and fully subordinated cash facility (the "additional Facility") on the terms set forth below,

NOW, THEREFORE, the parties hereby agree as follows:

Article 1—Definitions

        All capitalized terms used in this agreement and not otherwise defined have the meaning ascribed to their French equivalents in the Common Agreement date August 10, 1994 among Euro Disney S.C.A., EDL Hotel S.C.A., Euro Disneyland S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés SNC, Hotel Santa Fe Associés S.N.C., centre de Divertissements Associés S.N.C. and the Banks that are parties to the Phase 1A Credit, the Caisse des Dépôts et Consignations, the Partners of Euro Disneyland S.N.C. party to the Phase 1A Partners Advances, the Banks that are parties to the Phase 1B Credit, the Partners of the Hotel S.N.C.s and the Lenders that are parties to the Phrase 1B Partners Advances or in each of the Financing Agreements.

Article 2—Additional Facility

        TWDC hereby makes available the Additional Facility on the following terms:

1.
The additional Facility will serve to meet the cash needs of the companies of the Euro Disney Group during the Period, whatever their nature may be (with the exception of any payment related to (I) the Standby Revolving Credit Facility and (ii) the four CDC loans for the financing of the second theme park).

2.
The Euro Disney Group may use the Additional Facility only after (I) the formal and unconditional waiver by the Creditors, as described in paragraph (B) of the recitals hereto, has been obtained and (ii) the Security Deposits have been reduced to an amount equal to € 60 million; and subject to the condition to the condition that the standby Credit Facility be fully drawn down. Any drawdown request will be sent by Euro Disney to TWDC no later than five days before the drawdown date and shall specify the amount of the drawdown and the account to be credited as well as the term of the first interest period.

3.
The aggregate maximum amount that may be drawn under the Additional Facility may not exceed 45 million euros. No drawdown under the Additional Facility will be made in the event that any of the Bank Debt Agreements is accelerated or there occurs a force majeure event having a very serious material adverse effect, in the short term and in the long term, on the financial situation and prospects of the Borrowers.

4.
The amounts made available to Euro Disney S.C.A., under the Additional Facility will bear interest for consecutive periods of one, three, six or twelve months (at the option of Euro Disney S.C.A) at an annual rate equal to the one-, three-, six-, or twelve-month EURIBOR (as published by Telerate, or, failing that, any comparable source) for such period, increased by one hundred (100) basis points per annum. TWDC will receive no other remuneration in respect of the Additional Facility.

        No interest will be paid to TWDC as long as amounts drawn under the Additional Facility have not bee repaid. During such period, interest that has remained unpaid for an entire year will be capitalized in accordance with Article 1154 of the French Civil Code.

5.
The principal under the Additional Facility (principal and capitalized interest) will be repaid to TWDC in two installments. The first installment will be due sixty days after the end of the first year of Euro Disney S.C.A. in respect of which the Debt (including the CDC loans made pursuant to agreements dated September 30, 1999 relating to the second park) on the last day of such fiscal year shall be equal to or less than 3.5 times the Consolidated Gross Operating Profits for such fiscal year, based on the audited consolidated financial statements of Euro Disney S.C.A. for such fiscal year. The second installment will be due sixty days after the end of the second fiscal year of Euro Disney S.C.A. in respect of which the Debt (including the CDC loans made pursuant to agreements dated September 30, 1999 relating to the second park) on the last day of such fiscal year shall be equal to or less than 3.5 times the Consolidated Gross Operating Profits for such fiscal year, based on the audited consolidated financial statements of Euro Disney S.C.A. for such fiscal year. The first installment will be equal to one half of the total principal outstanding on such date and the second installment will be equal to the balance of the principal. Interest accrued between the date on which interest in last capitalized (or, if applicable, the last interest payment date) and each due will be payable on such due date.

  The principal (principal and capitalized interest) will be repaid, at the latest, once all amounts due under the Financing Agreements and the CDC loans relating to the second park shall have been paid or repaid.

6.
Subject to paragraph 5 above, any amount that may be made available to one or more companies of the Euro Disney Group under the Additional Facility will be fully subordinated to all existing financings of the Euro Disney Group and, accordingly, may not become due before payment in full (I) by the companies of the Euro Disney Group of all amounts due by the latter to the Creditors on any account whatsoever and (II) by the S.N.C. s of all amounts due by the latter to any one their creditors.

Article 3—Irrevocable commitment

        The provisions of this agreement constitute an Irrevocable commitment by TWDC during the Period and shall remain in force as long as any amount under the Additional Facility remains outstanding. They are expressly stipulated to be given in favor of the Agents and the Creditors.

Article 4—Governing Law and Jurisdiction

        The provisions of this agreement shall be governed by French law.

        Any dispute arising in connection with this agreement shall be subject to the jurisdiction of the Paris Commercial court.

Article 5—Language

        This agreement is entered into in the English language. A French translation of this agreement is annexed hereto.

Article 6—Third Party Beneficiary Rights (Stipulation pour autrui)

        The Agents hereby intervene to accept the third party beneficiary rights (stipulation pour autrui) referred to above.

        Signed in New-York City, on November 3rd, 2003, in three original duplicates.

For Euro Disney S.C.A.		For The Walt Disney Company
By:	/s/ JEFFREY R. SPEED	By:	/s/ THOMAS O. STAGGS
Jeffrey R. Speed Senior Vice President and Chief Financial Officer of Euro Disney S.A. Gérant of Euro Disney S.C.A.		Thomas O. Staggs, Senior Executive Vice President and Chief Financial Officer

        For acceptance of the third party beneficiary rights above, by the Agents

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  Exhibit 4.5